

Mail Stop 3030

August 18, 2009

Via Facsimile and U.S. Mail

Mr. Gary D. Henley
Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN   38002

>   **Re: Wright Medical Group, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed February 23, 2009**
>   **Form 10-Q for the quarterly period ended June 30, 2009**
>   **File No. 0-32883**

Dear Mr. Henley:

        We have reviewed your letter dated July 21, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended June 30, 2009

Item 2. Management's Discussion and Analysis, page 11

1.   We note your response to prior comment 1 and your new MD&A overview in this
        Form 10-Q including a discussion of regulatory risks. However, your disclosure
        on page 24 that you have received approval for three of fifteen submissions to the
        Notified Body appears different from your disclosure on page 14 of your Form
        10-K for the fiscal year ended December 31, 2008 where you disclose approval of
        seven of twenty-seven submissions.   Please tell us, with a view to disclosure,
        how to reconcile the numbers from these two different filings, the potential
        impact to your revenues from the affected products in which you have not yet
        received approval from the Notified Body, and the reasons for any delays in
        receiving approval for the submissions.

Item 4. Controls and Procedures

2.   Please refer to prior comment 5. We note that although you revised the additional
        language included after your conclusion. However, such language continues to
        differ from the entire definition of disclosure controls and procedures as set forth
        in Rule 13a-15(e) of the Exchange Act. If you elect to continue to include
        language after your conclusion in future filings, please revise to include the entire
        definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of
        the Exchange Act. In this regard, please provide us with a sample of your
        proposed revised disclosure to be included in future filings.

Form 8-K filed August 3, 2009

3.   We note your response to prior comment 11 and the revised disclosure included in
        your Form 8-K dated August 3, 2009. However, we do not see where you have
        included disclosure of the reasons why management believes that presentation of
        the non-GAAP financial measure provides useful information to investors
        regarding your financial condition and results of operations.   Please revise future
        filings to include such disclosure. In this regard, please provide us with a sample
        of your proposed revised disclosure to be included in future filings.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that

we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602 or Jay Mumford, Legal Reviewer, at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief